Azitra, Inc.

21 Business Park Drive, Suite 6

Branford, CT 06405

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Azitra, Inc.
Registration Statement on Form S-1
SEC File No. 333-288766
Request for Acceleration

To whom it may concern:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Azitra, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-288766) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:00 P.M., eastern time, on July 23, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Thompson Hine LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Thompson Hine LLP, by calling Faith L. Charles at (212) 908-3905.

Please feel free to direct any questions or comments concerning this request to Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

AZITRA, INC.

By:	/s/ Francisco D. Salva
Name:	Francisco D. Salva
Title:	Chief Executive Officer

Cc: Faith L. Charles, Thompson Hine LLP